53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
The entity requesting confidential treatment is:	London	Singapore
	Los Angeles	Tokyo
Global-E Online Ltd.	Madrid	Washington, D.C.
25 Basel Street	Milan
Petah Tikva 4951038, Israel

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Global-E Online Ltd. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

March 12, 2021

VIA EDGAR and COURIER DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Rohn
Stephen Krikorian
Matthew Crispino
Larry Spirgel

Re:	Global-E Online Ltd. | Anticipated Price Range

Registration Statement on Form F-1 (File No. 333-253999)

Dear Sir or Madam:

This supplemental letter is being furnished on behalf of Global-E Online Ltd. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form F-1 (the “Registration Statement”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this letter.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GLOBAL-E ONLINE LTD.

March 12, 2021

To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters, the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s ordinary shares (the “Preliminary Price Range”) with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary Price Range and Preliminary Assumed IPO Price do not reflect a split of the Company’s ordinary shares that the Company presently intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement (the “Stock Split”)1. The Company advises the Staff a pre-effective amendment to the Registration Statement, after giving effect to the Stock-Split, will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final post-Stock Split Preliminary Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Analysis of Option Grants Since September 1, 2020

The following table summarizes by grant date the number of ordinary shares underlying stock options granted since September 1, 2020, as well as the exercise price per share and the estimated fair value per share of the Company’s ordinary shares on the date of option grant (the below does not reflect the contemplated Stock Split).

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Value of Shares
October 21, 2020	685	$2,061.39	$2,110.42
December 10, 2020	780	$2,123.86	$2,339.27

Ordinary Shares Valuation Methodologies

As described in the Registration Statement, the Company has historically determined the fair value of its ordinary shares using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). The Board of Directors has estimated the fair value of the Company’s ordinary shares at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of the ordinary shares and the Board of Director’s

[1]

The Company advises the staff that it presently intends to effect a [***]-for-[***] split of the Company’s ordinary shares prior to effectiveness of the Registration Statement. The final ratio remains under discussion, and will be reflected in an amendment to the Registration Statement.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GLOBAL-E ONLINE LTD.

March 12, 2021

assessment of various objective and subjective factors, to determine the fair value of the Company’s ordinary shares as further disclosed within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Estimates—Ordinary Shares Valuations,” which is included on pages 85 and 86 of the Registration Statement.

In valuing the Company’s ordinary shares, the Company used the original issue price of the Convertible Preferred E shares issued in April 2020 (the “Series E Financing”) as an arm’s-length fair value of the Company’s business, or equity value. The Series E Financing was a financing transaction led by third-party investors, in which the Company sold Series E convertible preferred stock at a price of $2,498.65 per share raising net proceeds of $59.3 million, which price per share was determined in negotiations with such investors.

The resulting equity value was then allocated to each share using an Option Pricing Model (“OPM”). The OPM allocates the overall company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict. Beginning in April 2020, the Company utilized a probability-weighted expected return method (“PWERM”) to allocate value among the various share classes. The PWERM involves the estimation of the value of the Company under multiple future potential outcomes and estimates the probability of each potential outcome. The per-share value of the Company’s ordinary shares as determined through the PWERM was ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering or continued operation as a private company. After the ordinary share value was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the ordinary shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this stock would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

Discussion of Fair Value Determinations and Option Grants Since September 1, 2020.

April 2020 Valuation

A valuation was performed by the Company with the assistance of a third-party independent valuation firm that determined the fair value of the Company’s ordinary shares to be $1,268.24 per share as of April 20, 2020 (the “April 2020 Valuation”). The April 2020 Valuation estimated the ordinary share value using a PWERM that considered (i) a non-IPO scenario using an OPM, in which the company remained private (the “Remain Private Scenario”), (ii) the IPO Scenario (as defined below) and (iii) a default scenario. The IPO scenario was introduced for the April 2020 Valuation as the Company had engaged in discussions with investors in connection with the Series E Financing about the plan for an IPO in a time frame of approximately 26 months after the Series E Financing (the “IPO Scenario”). The scenarios were weighted as follows: (i) 60% for the Remain Private Scenario, which was determined based on the implied value from the Series E Financing, (ii) 30% for the IPO Scenario occurring at 26 months after the Series E financing, which was valued using a guideline public company market approach, and (iii) 10% on the default scenario. The April 2020 Valuation applied a DLOM of 35% and 27% to the Remain Private Scenario and the IPO Scenario, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GLOBAL-E ONLINE LTD.

March 12, 2021

December 2020 Valuation

A valuation was performed by the Company with the assistance of a third-party independent valuation firm that determined the fair value of the Company’s ordinary shares to be $2,435.39 per share as of December 31, 2020 (the “December 2020 Valuation”). The December 2020 Valuation estimated the ordinary share value using a PWERM that considered (i) the Remain Private Scenario using an OPM and (ii) the IPO scenario. The scenarios were weighted as follows: (i) 50% for the Remain Private Scenario, which was determined based on the implied value from the Series E Financing and (ii) 50% for the IPO scenario, which was valued using a guideline public company market approach. The December 2020 Valuation further applied a DLOM of 35% and 27% to the Remain Private Scenario and the IPO Scenario, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis. The primary reason for the increase in the fair market value per ordinary share in the December 2020 Valuation, as compared to the April 2020 Valuation, was the Company’s continued progress towards an IPO, as reflected by the increased weighting given to the IPO scenario.

October Grant and December Grant

In connection with the grants of share options made on October 21, 2020 (the “October Grant”) and December 10, 2020 (the “December Grant”), the Company concluded that the fair value of the ordinary shares was $2,110.42 per share and $2,339.27 per share, respectively. For financial reporting purposes, the Company considered the amount of time between the April 2020 Valuation and the October Grant and December Grant to determine whether, in each case, to use the latest ordinary share valuation determined pursuant to the methods described above under the heading “Analysis of Option Grants Since September 1, 2020—Ordinary Shares Valuation Methodologies,” or a straight-line calculation between the April 2020 Valuation and December 2020 Valuation. The Company determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of the Company’s ordinary shares on these interim grant dates between the April 2020 Valuation and December 2020 Valuation because there was no single event that occurred during these periods that resulted in the increase in fair value but rather a series of events related to exceeding the Company’s financial targets, as well as consideration of the Company’s progress toward a liquidity event, as the Company had submitted its draft Registration Statement in December 2020.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GLOBAL-E ONLINE LTD.

March 12, 2021

Comparison Of December Grant Fair Value And Preliminary Assumed IPO Price

As noted above, the Preliminary Price Range is between $[***] and $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] (in each case, without giving effect to the contemplated Stock Split that the Company intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the lead underwriters. As noted above, the Company’s Board of Directors determined the fair value per ordinary share to be $2,339.27 (the “Estimated Fair Value”) in connection with the December Grant, and the fair value per ordinary share to be $2,435.39 in connection with the December 2020 Valuation.

As is typical in IPOs, the Preliminary Price Range was based in part on the lead underwriters’ quantitative and qualitative analyses that differ from the valuation methodology used by the Company. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the general condition of the securities markets and the recent market prices of publicly traded shares of comparable companies;

•	feedback received from potential investors in December 2020 through February 2021 from the Company’s testing-the-waters meetings;

•	an assumption that there would be a receptive public trading market for an e-commerce platform company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s shares to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Assumed IPO Price is that the PWERM and OPM hybrid valuation methods used by the Company to determine the Estimated Fair Value reflect the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s ordinary shares due to the combination of: (i) the expected business equity value in the Remain Private Scenario that was significantly lower than in the IPO Scenario; (ii) the discounting to present value from a prospective exit event; and (iii) the application of a discount for lack of marketability. Conversely, the Preliminary Assumed IPO Price assumes only a single potential liquidity event, a successful IPO, which was not assured as of any valuation date (nor now), and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s ordinary shares would exist following the IPO. As a result, the Preliminary Assumed IPO Price was neither reduced due to the expected business equity value from other potential outcomes nor discounted for lack of marketability. Additionally, the Preliminary Assumed IPO Price assumes the conversion of all of the Company’s convertible preferred stock into ordinary shares in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the ordinary shares.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GLOBAL-E ONLINE LTD.

March 12, 2021

In conclusion, the Company respectfully submits that the difference between the Estimated Fair Value and the Preliminary Assumed IPO Price is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Amir Schlachet, Chief Executive Officer, Global-E Online Ltd., 25 Basel Street, Petah Tikva 4951038, Israel, telephone +972-73-2605078, before it permits any disclosure of the bracketed and highlighted information contained in this Letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at +44.20.7710.5820 or by fax at +9.725.4621.8157. Thank you for your assistance.

Very truly yours,

/s/ Joshua G. Kiernan

Joshua G. Kiernan, Esq. of LATHAM & WATKINS LLP

cc:	Amir Schlachet, Global-E Online Ltd.
Oded	Griffel, Esq., Global-E Online Ltd.
Nathan	Ajiashvili, Esq., Latham & Watkins LLP
Mike	Rimon, Esq., Meitar | Law Offices
Shachar	Hadar, Esq., Meitar | Law Offices
David	J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi	Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Chaim	Friedland, Esq., Gornitzky & Co.
Ari	Fried, Esq., Gornitzky & Co.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GLOBAL-E ONLINE LTD.